510 Burrard St, 3rd Floor
Date: 17/02/2011	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Tahoe Resources Inc.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	18/03/2011
Record Date for Voting (if applicable) :	18/03/2011
Beneficial Ownership Determination Date :	18/03/2011
Meeting Date :	02/05/2011
Meeting Location (if available) :	The Renaissance Hotel, 1133 West
Hastings Street, Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON SHARES	873868103	CA8738681037

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Tahoe Resources Inc.